UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010.

Commission File Number 000-53879

COUGAR OIL AND GAS CANADA INC.
(Translation of registrant’s name into English)

833 4th Avenue S.W. Calgary, Alberta T2P 3T5 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-                  .

Results of Annual Meeting

The 2010 Annual General Meeting of Stockholders of the Registrant (the “Annual Meeting”) was held on June 1, 2010.

            The stockholders voted on three proposals as follows: (i) to fix the number of directors at five (Proposal 1); and(ii) to elect directors (Proposal 2); and (iii) to approve the appointment of Child, Van Wagoner & Bradshaw, PLLC as the independent auditors of the Registrant (Proposal 3).

            All nominees for election to the Board as Directors were elected to serve until the 2011 Annual Meeting of Stockholders and until their respective successors are elected and qualified, or until such director’s earlier death, resignation or removal. The stockholders also approved Proposal 3. The number of votes cast for, against or withheld and the number of abstentions with respect to each proposal is set forth below.

	Shares For	Shares Against	Shares Abstaining	Broker Non-Votes
Proposal 1	38,926,722	0	0
Proposal 2	Shares For	Shares Withheld	Broker Non-Votes
Lee Lischka	38,926,722
William S. Tighe	38,926,722
Glenn Watt	38,926,722
Bruce Dowell	38,926,722
William Brimacombe	38,926,722
	Shares For	Shares Against	Shares Abstaining	Broker Non-Votes
Proposal 3	38,926,722	0	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COUGAR OIL AND GAS CANADA INC.

Date:	June 4, 2010	By:	/s/ William S. Tighe
			Name:	William S. Tighe
			Title:	Chairman of the Board